

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Robert Finigan
Chief Executive Officer
XSport Global, Inc.
1800 Camden Road, #107-196
Charlotte, NC 28203

> **Re: XSport Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 13, 2018**
> **File No.: 333-227972**

Dear Mr. Finigan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2018 letter.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

The Triton Transaction
Our Termination Rights, page 15

1. You state that you have the unconditional right, upon a material breach by Triton, to give notice to Triton to terminate the Purchase Agreement. Revise to give examples of what would constitute "material breach."

General

2. Please update your registration statement to comply with Rule 8-08 of Regulation S-X.

3.   We note your response to prior comment 21. Please revise your prospectus to:
- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act
- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

4.   We note your response to prior comment 23 where you state that "it is the Company's position that its licensed software and application are superior to other product offerings and is, therefore, a leader in the field." You have not provided us with a reasonable basis for your position and your statement in the registration statement that you are a "leading youth and collegiate sports technology and media holding company." As such, please revise your disclosure to remove your reference to "leading."

5.   We note your response to prior comment 18. The legal opinion continues to state that counsel is "qualified to practice law in the State of New York and do not purport to be experts on any law other than the laws of the State of New York..." and that counsel is "not admitted or qualified to practice in the State of Wyoming." Counsel may not indicate in the opinion that they are not admitted to practice in Wyoming or that they are admitted to practice only in New York. Please revise. For guidance, refer to Section II.B.3.b of Staff Legal Bulletin 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Folake
Ayoola, Special Counsel, at (202) 551-3673 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Information Technologies
                                          and Services

cc: Peter Campitiello